SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of May, 2011

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures: Director Declaration

4 May 2011

AVIVA PLC

Aviva plc non-executive directors' notification

Aviva announces that Russell Walls, one of its independent non-executive directors, has been appointed to the Board of Biocon Limited, a company listed on the Bombay Stock Exchange, as a non-executive director with effect from 28 April 2011.

Aviva also announces that Mary Francis CBE will step down as a member of the Remuneration Committee on 1 June 2011. She will be replaced on the committee by Michael Hawker AM with effect from 1 June 2011.

These disclosures are made pursuant to paragraphs 9.6.14 and 9.6.11 respectively of the UK Financial Services Authority Listing Rules.

Enquiries:
Kirsty Cooper - Group General Counsel and Company Secretary
Tel:  020 7662 6646

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 04 May 2011

AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary